SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

SharpLink Gaming Ltd.
(formerly Mer Telemanagement Solutions Ltd.)
(Name of Registrant)

333 Washington Avenue North, Suite 104
Minneapolis, MN 55402
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

Following the unanimous approval of the Special Committee (“Special Committee”), Audit Committee (“Audit Committee”) and the Board of Directors (“SharpLink Board”) of SharpLink Gaming Ltd., an Israeli corporation (“SharpLink”), SharpLink, SHGN Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SharpLink (“Merger Subsidiary”), SportsHub Games Network, Inc., a Delaware corporation, (“SportsHub”), and Christian Peterson, an individual acting as the SportsHub stockholders’ representative (the “Stockholder Representative”) entered into an Agreement and Plan of Merger, dated September 7, 2022 (the “Merger Agreement”). On November 2, 2022, the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”) was entered into by the parties providing for potential adjustments to the share consideration issuable to equityholders of SportsHub depending on the market price of SharpLink’s ordinary shares at closing, as quoted on the Nasdaq Capital Market.

In order to complete the transaction, SharpLink’s shareholders were asked to approve the consummation of the Merger (as defined below) and the other transactions contemplated by the Merger Agreement.  On December 14, 2022, at the Extraordinary General Meeting of Shareholders held in Minneapolis, Minnesota, SharpLink’s shareholders approved the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and on December 22, 2022, the Merger and the other transactions contemplated by the Merger Agreement were consummated.

Pursuant to the Merger Agreement, as amended, SportsHub has merged with and into the Merger Subsidiary, with the Merger Subsidiary remaining as the surviving corporation and wholly owned subsidiary of SharpLink (the “Transaction” or “Merger”). SportsHub, which owned approximately 8.9 million ordinary shares of SharpLink, distributed those shares to SportsHub’s stockholders immediately prior to the consummation of the Merger. In addition, as provided in the Merger Agreement, as amended, in connection with the consummation of the Merger, SharpLink issued an aggregate of 4,725,125 ordinary shares to the equityholders of SportsHub, on a fully diluted basis, of which an aggregate of 539,414 ordinary shares are subject to escrow for indemnifiable losses and for the reimbursement of expenses incurred by the Stockholder Representative in performing his duties pursuant to the Merger Agreement.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: SharpLink Gaming Announces Closing of Merger with SportsHub Games Network, dated December 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Date: December 29, 2022	By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer